Filed by Energy Transfer LP

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Enable Midstream Partners, LP

Commission File No.: 001-36413

Date: February 19, 2021

TRANSCRIPT

The following is a transcript of the Energy Transfer LP (“ET”) quarterly earnings conference call held at 4:00 p.m. Central time on February 17, 2021. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. ET believes that none of these is material.

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Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

CORPORATE PARTICIPANTS

Thomas E. Long	Thomas P. Mason
Co-Chief Executive Officer & Director	Executive Vice President, General Counsel and President-LNG

Marshall S. McCrea
Co-Chief Executive Officer

OTHER PARTICIPANTS

Jeremy Tonet	Jean Ann Salisbury
JPMorgan Securities LLC	Sanford C. Bernstein & Co. LLC

Shneur Z. Gershuni	Michael Lapides
UBS Securities LLC	Goldman Sachs & Co. LLC

Christine Cho	Keith Stanley
Barclays Capital, Inc.	Wolfe Research LLC

Michael Blum	Pearce Hammond
Wells Fargo Securities LLC	Piper Sandler & Co.

MANAGEMENT DISCUSSION SECTION

Thomas E. Long

Co-Chief Executive Officer & Director

[Introductory remarks, including a note that listeners can find reconciliation of non-GAAP financial measures on the Energy Transfer website.]

ENABLE MIDSTREAM PARTNERS MERGER AGREEMENT UPDATE

Credit-Accretive All-Equity Transaction

•	I’ll start with our recent announcement

•	We were excited to announce that we have entered into a definitive merger agreement to acquire Enable Midstream Partners in a credit-accretive all-equity transaction valued at $7.2B

•	The transaction is expected to be immediately accretive to FCF post distributions, have a positive impact on our credit metrics and add significant fee based cash flows from fixed fee contracts

Anticipated Common Units for Unitholders

•

Under the terms of the merger agreement, Enable unitholders will receive 0.8595 ET common units for each Enable unit, an exchange ratio representing an at the market transaction based on the 10 day VWAP of ET and Enable common units on February 12, 2021

•	In addition, each outstanding Enable Series A preferred unit will be exchanged for 0.0265 Series G preferred units of Energy Transfer

•	These assets are a great fit to our system and will be very complementary

o	We expect this consolidation to provide increased scale in the Mid-Continent, Ark-La-Tex regions and improve connectivity for natural gas and NGL transportation businesses

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

Gathering and Processing Assets in Anadarko Basin

•

Through this acquisition, we will be adding substantial gathering and processing assets in the Anadarko Basin which gives us the opportunity to enhance our ability to provide an integrated end-to-end midstream solution utilizing our downstream fractionation and export platform on the Gulf Coast

o	And the addition of Enable’s crude gathering assets in the Bakken will help ensure well-head to market connectivity via our Bakken pipeline system

Transportation and Storage Assets

•

Enable’s transportation and storage assets are also expected to enhance our access to core markets with consistent sources of demand and bolster our portfolio with the addition of long term firm contracts anchored by large investment grade customers

•	Pro forma for the acquisition, we continue to expect to generate approximately 95% fee-based cash flows

o	In addition, we expect the combined company to generate more than $100mm of annual run rate cost and efficiency synergies excluding potential financial and commercial synergies

•

The combination of Energy Transfer’s and Enable’s complementary assets will allow the combined company to leverage its extensive infrastructure to pursue additional commercial opportunities and achieve cost savings while enhancing our ability to serve customers

Transaction Approved by Board of Directors

•

The transaction has been approved by the Board of Directors of Energy Transfer and Enable; and Enable’s two largest unitholders, OGE Energy Corp. and CenterPoint Energy, Inc. have entered into support agreements that require them to provide their consent to the transaction upon SEC effectiveness of the Form S-4 registration statement for this transaction

o	As these two unitholders own approximately 79% of the outstanding common units of Enable, no additional unit holder votes will be necessary upon receipt of these consents

•	The transaction is expected to close in mid-2021 subject to HSR and other customary closing conditions

•	We view this acquisition as a strategic opportunity to expand our scale and midstream connectivity while remaining consistent with our goals of improving our financial position through deleveraging

Impact of Weather

•	Now I just want to briefly touch upon the unprecedented winter weather conditions we’re currently seeing across the country

•	Just like the majority of our peers, we’re experiencing impacts to our operations related to the extremely cold temperatures

•	We believe our operations team is second to none and their efforts over the last few days have been remarkable

o	They are in constant communication with our commercial teams and are trying to do what is best for our customers, particularly those serving human needs, customers, and electric generation facilities

•	The situation is changing constantly and our team is addressing these challenges on an hour-by-hour basis as best as possible

Q4 AND FY2020 FINANCIAL HIGHLIGHTS

Adjusted EBITDA

•	Next, turning to a few of our fourth quarter and full year 2020 highlights

•	For the full year 2020, we generated adjusted EBITDA of $10.53B, which came in just above the top end of our guidance range

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

DCF

•	DCF attributable to the partners of ET as adjusted was $5.74B which resulted in excess cash flow after distributions of approximately $3.27B

•	On an incurred basis, we had excess DCF of approximately $215mm after distributions of $2.47B and growth capital of approximately $3.05B

G&A and OpEx Savings

•	As we discussed on previous calls during 2020, we implemented cost reduction measures throughout our corporate offices and field operations

•	For full year 2020, we achieved G&A and OpEx savings of over $500mm

•	We expect about $300mm to $350mm of this to be reoccurring in 2021

OPERATIONAL HIGHLIGHTS

Fractionation Volumes

•	Operationally, we moved a record number of NGLs through our pipelines for full year 2020

o	Primarily driven by our Mariner East and Texas NGL pipeline systems

•	And our fractionation volumes also reached a new high during 2020 due to additional ramp-up of volumes on Frac VII which went into service in February of 2020

Construction Activity

•	During Q4 2020, we completed construction of our 50,000 barrel per day LPG expansion at Marcus Hook Terminal

•	Also, during Q4, we were excited to complete the majority of our LPG expansion at our Nederland export terminal

o	And in January 2021, we announced that we loaded our first very large ethane carrier with 911,000 barrels under our Orbit joint venture with Satellite

FY2021 GUIDANCE

Adjusted EBITDA

•	Briefly taking a look at guidance for 2021, our adjusted EBITDA is expected to be $10.6B to $11B

•

Compared to 2020, we expect to see strong growth from our NGL segment as increased export activities drive higher demand across our NGL system and we expect a positive contribution from NGL and gas prices

•	This growth will be partially offset by some headwinds related to crude spreads as well as a decrease from certain contract expirations

o	This guidance is for the existing Energy Transfer business excluding any contribution from Enable

•	We expect to provide pro forma financial information in the S-4 when it is filed in the next few weeks

CapEx

•	And for growth capital, we now expect 2021 growth CapExs to be approximately $1.45B

•	This number includes approximately $250mm of 2020 planned capital that has been deferred into 2021

•	When accounting for this, our updated 2021 capital guidance represents a further reduction of approximately $100mm to what had been previously communicated

•	We continue to focus on discipline in regards to all spending and all committed to aligning capital outlay with customer needs

•

Our 2021 growth CapExs are primarily made up of several projects within our NGL and refined products, crude and midstream segments including Mariner East, additional modifications to our LPG facilities at Nederland and our Cushing to Nederland project

o	In addition to expanding our presence in the Northeast and on the Gulf Coast, this spend will improve our opportunities around our existing assets further strengthening our footprint in key basins

•	We continue to expect to spend approximately $500mm to $700mm per year in 2022 and 2023

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

Cash Flow

•	For 2021, we continue to expect to generate a significant amount of excess cash flow

o

This will be directly used to pay down debt balances and maturities as we continue to focus on accelerating debt reduction and achieving our leverage target of 4 times to 4.5 times on a rating agency basis

•

Once we have reached our leverage target, we will look to return additional capital to unitholders in the form of unit buybacks and/or distribution increases with the mix dependent upon our analysis of market conditions at the time

MAJOR GROWTH PROJECT DEVELOPMENT UPDATE

DAPL

•	I’ll now walk through recent developments on our major growth projects and we’ll start with DAPL

•

As you may recall, the district court ruled last March that the Army Corps needed to prepare an environmental impact statement for the Dakota Access Pipeline and then ruled in August that the easement that Dakota Access received from the Army Corps at Lake Oahe be vacated and the pipeline shut down

•

The Army Corps appealed both of these decisions, and in January, the DC Court of Appeals affirmed the decision requiring the Army Corps to prepare an EIS but overturned the decision to shut down the pipeline

o	Separately, the district court is considering a motion filed by the tribes for an injunction for the purpose of shutting down the pipeline

•	Briefing was completed on this motion in early January but the district court has not ruled on this motion

•

Following the DC Court of Appeals decision that I just referred to, the district court ordered a status conference to discuss the injunction motion and the Army Corps’ position related to the vacated easement in light of the DC Court of Appeals decision

•	On February 9, the Army Corps requested that the status conference be postponed until April 9, and the district court approved the motion

EIS Process Initiated

•	In the midst of these legal proceedings, the Army Corps initiated the EIS process in September of last year and we expect that the EIS will be completed by the end of this year

•	The pipeline remains in service, and like all of our assets, we’ll continue to operate it safely and efficiently

•	We do not see a scenario where the pipeline will be shut in

•	We are still in America with rule of law

•	The Army Corps gave us guidance early on in the permit process about the best locations to construct the pipeline to have the least impact on the environment

•	DAPL has been one of the most scrutinized, politicized, yet safest pipelines ever built in our country

o	It has been safely flowing for almost four years and is critical to this country for jobs, for tax revenue, and for energy security and independence

Ted Collins Link Utilization

•

Next, the Ted Collins Link will significantly increase the utilization of existing assets by repurposing our Eaglebine Pipeline that was previously bringing barrels out of the Permian while providing market connectivity between our Nederland and Houston Terminals

o	It will ultimately allow us to transport up to 275,000 barrels of crude oil from West Texas and Nederland to our Houston Terminal, and is expected to be in service in Q4 2021

Cushing to Nederland Project

•

Our Cushing to Nederland project will provide the ability to move crude barrels from our White Cliffs Pipeline and Cushing storage assets through our existing Permian Express 1 pipeline system and third- party pipelines to our Nederland Terminal on the Gulf Coast

o	Upon completion in Q2 2021, we will be able to transport between 65,000 and 120,000 barrels per day of crude oil from the DJ Basin in Cushing area to Nederland

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

Mariner East System

•	Now let’s turn to our Mariner East system

•	Fourth quarter 2020 NGL volumes through the Mariner East pipeline system increased more than 30% over Q4 2019

•	Utilization of our Mariner pipeline and our Marcus Hook Terminal remained strong in Q4 across all products

o

The system continues to demonstrate flexible optionality for shippers including the ability to handle ethane spot cargoes as well as provide multiple local market connections for ethane, propane and butane

•

As I mentioned earlier on the call in December 2020, we commissioned 180 miles of ME2X from Delmont, Pennsylvania to Cornwall, Pennsylvania and also placed our 50,000 barrels per day LPG expansion at the Marcus Hook Terminal into service

o	And we now expect the next significant phase of the Mariner East project to be in service in Q2 2021

•

The completion of the next phase of Mariner East will also give us the ability to initiate service on Pennsylvania Access which will bring refined products from the Midwest supply regions through our Allegheny Access pipeline system into Pennsylvania and to markets in the northeast

•

This project will require minimal capital which is already included in our budget and we expect through time, that it will add significant revenue and synergies with our existing refined products pipelines and terminal assets

o	It is also expected to be in service in Q2 2021

•	The final phase of the Mariner East pipeline is expected to be completed in Q3 2021

•	We also anticipate transporting natural gasoline through Mariner East beginning early in Q2 2021

•

The Mariner East system in conjunction with the Marcus Hook Terminal continues to provide the most efficient transportation route for liquids in the Northeast and provides customers the optimal way to reach the highest price markets for the product

Expansions of LPG Facilities

•

As I mentioned earlier, during Q4, we completed expansions of our LPG facilities along with the construction of a new 20-inch pipeline that directly links our fractionation and storage assets at Mont Belvieu, Texas to our Nederland export terminals on the US Gulf Coast

o	The completion of these projects takes our LPG export capacity from the Gulf Coast to approximately 500,000 barrels per day for which we have significant demand

Orbit Ethane Export Joint Venture

•	And finally construction of our 180,000 barrels per day Orbit ethane export joint venture with Satellite Petrochemical was completed at the end of 2020

•	We loaded our first very large ethane carrier with 911,000 barrels under this joint venture in 2021

•	The Seri Everest, the world’s largest VLEC, departed from Orbit’s newly constructed export facility at our

Nederland Terminal as the largest single shipment of ethane to-date

•	We expect the next ship to arrive in Nederland for loading in March

Separate NGL Pipelines

•

With the completion of our LPG and Orbit expansions, we now have four separate NGL pipelines for ethane, propane, butane and natural gasoline that connect our Mont Belvieu facilities to dedicated chilling, storage and marine loading facilities at our Nederland Terminal to support enormous international demand for NGL exports

o

In addition, the completion of these expansion projects at our Nederland Terminal as well as our expansion at our Marcus Hook Terminal brings our total NGL export capacity to just over 1mm barrels per day

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

ENVIRONMENTAL ACTIVITIES

Creation of Alternative Energy Group

•

Next, just an update on our environmental activities: last week we announced that we have created an alternative energy group to focus on pursuing alternative energy projects and reducing our environmental footprint in a manner that makes economic sense

•	Tom Mason will be heading up this group

o

And in this role, will be coordinating various initiatives within the partnership focused on renewable energy projects such as solar and wind farms either as a power purchaser or in partnership with third-party developers and we’ll also look to develop renewable diesel and renewable natural gas opportunities

•	These potential projects could involve the utilization of existing pipelines through our extensive pipeline system which consists of more than 90,000 miles of pipelines crossing 38 states

•	Today, nearly 20% of the electrical energy we purchase off the grid and generate from solar panels originates from renewables

Dedicated Solar Contract

•

In November, we announced that we had entered into our first-ever dedicated solar contract that will deliver 28 megawatts of low cost clean power to Energy Transfer under a 15-year power purchase agreement

•	Also, we are in advanced discussions to support a significantly larger solar project with a long term power purchase agreement

Emission Reductions

•	As we think about emission reductions, our patented dual drive compression technology offers the industry a compression solution that helps to reduce greenhouse gas emissions

•	In 2020, this technology allowed us to reduce Scope 1 CO2 emissions by more than 630,000 tons

•

We have also implemented carbon capture sequestration at several of our existing treating and processing facilities that are already allowing us to sequester more than 85,000 metric tons of CO2 on an annual basis

o

And we are also actively pursuing numerous other carbon capture and sequestration projects related to our gathering and processing facilities that we believe will generate attractive returns through structures that would provide third parties with the benefit of Federal tax credits and provide us with annual cash flows with very low capital requirements

TRIR

•	Just touching briefly on our EHS metrics for 2020

•	Our total recordable incident rate, or TRIR, was a record low of 0.87 compared to 0.94 in 2019 and we worked over 17mm hours

•	We’re extremely pleased with our team’s ability to reduce this metric which speaks to their efforts and strong focus on safety and environmental compliance as well as the reliability of our assets

Q4 FINANCIAL RESULTS

Adjusted EBITDA

•	Now, let’s take a little closer look at our fourth quarter results

•	Consolidated adjusted EBITDA was $2.59B compared to $2.77B for Q4 2019

•

This was primarily the result of volume growth on the Mariner East system, the acquisition of new assets and lower operating expenses across all of our core operating segments which were offset by a decline in volumes in the crude and midstream segments

o	As well as reduce optimization gains in the crude and NGL businesses

DCF

•	DCF attributable to the partners as adjusted was $1.36B for Q4 compared to $1.51B for Q4 2019

o	This is primarily due to the decrease in adjusted EBITDA

•	And on January 28th, we announced a quarterly cash distribution of $0.1525 per ET common unit or $0.61 on an annualized basis

o	This distribution will be paid on February the 19th to unitholders of record as of the close of business on February the 8th

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

SEGMENT RESULTS

NGL and Refined Products

•	Now turning to our results by segment; we’ll start with NGL and refined products

•	Adjusted EBITDA was $703mm compared to $743mm for the same period last year

o

This decrease was primarily due to lower optimization gains from the sale of NGL components at Mont Belvieu as well as lower margins from butane and gasoline blending which were partially offset by higher fee based margins from our Mariner East system at Nederland Terminal

•	NGL transportation volumes on our wholly owned and joint venture pipelines increased to 1.4mm barrels per day compared to 1.3mm barrels per day for the same period last year

o

This increase was primarily due to increased volumes on our Mariner East pipeline system as well as increased throughput on our Texas NGL pipeline system as a result of higher export volumes feeding into our Nederland Terminal from the initiation of service on our propane export pipeline in Q4 2020

•	On our fractionators, average fractionated volumes increased to 825,000 barrels per day compared to 734,000 barrels per day for Q4 2019

Crude Oil Business

•	For our crude oil segment, adjusted EBITDA was $517mm compared to $676mm for the same period last year

o

This was primarily due to lower volumes on the Bakken and Texas crude pipelines as a result of lower production and reduced demand due to COVID-19, lower rates on our Texas crude pipelines as well as a decrease in our crude oil acquisition and marketing businesses primarily related to less favorable pricing conditions

Midstream Business

•	For midstream, adjusted EBITDA was $390mm compared to $397mm for Q4 2019

o	This was primarily due to volume declines and lower NGL pricing which were partially offset by reduced expenses

•	Gathered gas volumes were 12.6mm MMBtus per day compared to 14mm MMBtus per day for the same period last year

•

Lower volumes in South Texas and in the Northeast were partially offset by volume growth in the Permian and Ark-La-Tex as well as the addition of assets acquired in 2019 in the Mid-Continent and Panhandle region

Interstate Business

•	In our interstate segment, adjusted EBITDA was $448mm compared to $434mm for Q4 2019

•	This was primarily the result of reduced operating expenses, SG&A expenses, and increased margin from the Transwestern, Panhandle, and Rover systems due to increased demand in firm transportation

o	These were partially offset by a scheduled contract rate step-down in January 2020 at our Lake Charles LNG facility, as well as contract expirations on Tiger

Intrastate Business

•	In our intrastate segment, adjusted EBITDA was $233mm compared to $222mm in Q4 last year

o	Primarily due to higher physical storage margin from withdrawals and higher realized gains from our hedging activities, as well as reduced operating expenses

•	For 2021, we expect to have less exposure to spreads as we have locked in additional volumes under long-term contracts with third parties

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

OTHER FINANCIAL HIGHLIGHTS

CapEx

•	Let’s look at CapEx

•	For the full year, December 31, 2020, Energy Transfer spent $3.05B on organic growth projects, primarily in the NGL and refined products and midstream segments

o	This excludes SUN and USAC CapEx

•	And we currently expect our 2021 growth CapExs to be approximately $1.45B and growth capital in 2022 and 2023 to be between $500mm and $700mm per year

Liquidity Position

•

Looking briefly at our liquidity position, as of December 31, 2020, total available liquidity under our revolving credit facilities was approximately $2.79B, and our leverage ratio was 4.31 times per the credit facility

•	For 2021, we have debt maturities of $1.4B, which will be more than covered with our retained cash flow

SUMMARY AND BUSINESS OUTLOOK

•	In conclusion, we believe there is increasing value to having a strong existing asset base, and we’ll continue to strategically enhance our footprint and improve our industry-leading franchise

•	Looking ahead, we are extremely excited about the acquisition of Enable which will be credit-accretive and provide meaningful incremental cash flows post-distributions

o	In addition, these complementary assets will enhance our midstream infrastructure and provide increased connectivity throughout the Mid-Continent and Gulf Coast

NGL Projects

•	We’re also very excited about our NGL projects that we brought on line in Q4 and in the first month of 2021

o	And believe we are well positioned to help meet increasing demand for NGL exports

Capital Discipline

•	We are focused on exercising capital discipline as we work to create more financial flexibility, generate additional excess cash flow, and lessen our cost of capital

o	And we remain committed to our investment-grade rating and accelerating our deleveraging by immediately using excess cash flow to pay down debt

Alternative Energy Project Development

•	We’re also taking new steps to expand our efforts to develop alternative energy projects when they make economic sense, and to further our commitment to reducing our environmental impact

•	Energy Transfer’s best-in-class assets and extensive geographical footprint positions the Partnership to respond to changing market conditions and for continued long-term success

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

QUESTION AND ANSWER SECTION

Jeremy Tonet
JPMorgan Securities LLC	Q

I hope that everyone is well with weather and everything happening in Texas. I just want to get kind of a broader portfolio question out there with regard to the higher commodity prices would seem to potentially induce greater producer activity. And just wondering how your producer conversations might have been evolving recently on that front with higher commodity prices there. And then just wondering as well, the recent weather, if that – if you see any kind of lingering impacts in the quarter, just if you could walk through how you think that could be an offset there.

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

You bet. I can take that, Tom. Certainly, the last four or five days have hopefully opened up the reality of the necessity of natural gas for electric generation for our country and especially here in Texas, in Oklahoma and the surrounding states. Yes, commodity prices had continued – have grown over the last two, three months. Crude oils continued to increase. We’ve got a higher demand and a lot of the vaccines, everything over the country. But what this really does, what’s happened over the last four, five days, I mean, for example, if you ask Oklahoma, would you guys – I wish I had more gas because I can’t run the – I can’t generate enough electricity to – similar in Texas to provide the necessary electricity to run homes and for them to provide gas to their residential.

So, it’s a tough situation. But we already had seen the corner kind of turning to some of our producers. Some of them have said things publicly, some of them haven’t said it publicly how they’re going to increase kind of their spending in light of crude oil increases. And no doubt what’s transpired over the last few days, we’re going to see an increase in gas prices. We’ve been at kind of historical levels for the last number of years, above the five-year average in storage, for example, and we don’t know where it’s going to end up when the dust settles after all this. But it’ll be hard to believe it’s not going to be at as low a level as it’s been in a long time. So – and heaven forbid if another cold front hits in a week or two because our storage is going to be running at very low levels.

So, the value of oil and gas is going to do nothing but increase. We do believe this is going to help producers to go out and bring their DUCs on and start bringing more rigs in like they’ve kind of been doing over the last four or five months. So, as I started out saying, this has really opened the eyes, I think, of the country, of the necessity of oil and gas, and especially natural gas in this instance to provide fuel for our electric generation facilities throughout the country, really.

Jeremy Tonet
JPMorgan Securities LLC	Q

Certainly highlights the value of hydrocarbons there, as you said. Maybe shifting gears a little bit, in the press release this morning, I think ET had mentioned $100mm of annual run rate costs and efficiency synergies. And you talked about, I guess, connecting the Anadarko footprint to the Gulf Coast, your Gulf Coast footprint there. I was just wondering if you could expand a lot more on the map – the synergies you see there on the map. It looks like it lines up nicely, but just hoping for some more color would be helpful. Thanks.

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

Well, I was going to let you kind of talk about the $100mm of synergies, but if you’re talking about just the commercial synergies, gosh, we haven’t really even begun to evaluate and fully appreciate what we’re going to recognize from this acquisition. It’s an absolutely incredible acquisition at a very unique time when it’s – as I’ve just said, the necessity for natural gas is going to do nothing but grow not only in this country, but around the world. And these assets are the most significant assets in the state of Oklahoma and throughout the Ark-La-Tex. They fit very well with our assets.

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

Everybody knows there’s a large pipeline that brings rich gas down into the fourth basin that delivers into our cryogenic processing plants and then feeds into our downstream pipelines. There’s a lot of opportunities over in western Oklahoma and the Texas Panhandle where we can create significant efficiency between these assets. There’s large intrastate/interstate pipelines that feed across the state and into Bennington that connect into our intrastate pipelines, and then we have significant synergies from Carthage and throughout Louisiana. And we have some new opportunities with MRT and new deliveries to the north.

So, as I mentioned, we really haven’t totally quantified from a commercial standpoint what all is going to happen with this and all the benefits that we’re going to see. And there’s a lot from a competitive standpoint we won’t really talk about. But we certainly also have the ability to move natural gas liquids from the tailgate of a lot of these Enable plants into our NGL system to feed down to Mont Belvieu to keep our fracs full for many years to come. Exciting news for us.

Shneur Z. Gershuni
UBS Securities LLC	Q

Glad to see you’re all warm and well. Maybe just to clarify your response to Jeremy’s question before I jump into my two. So the $100mm in synergies is costs related, and, Mackie, you’re seeing incremental commercial revenue type opportunities that you haven’t actually put on paper yet. Is that the correct answer?

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

That’s correct.

Shneur Z. Gershuni
UBS Securities LLC	Q

Okay, perfect. Awesome. Just starting off with guidance here, I was wondering if – I’m not sure if it’s an accurate Tom question here, but if you can talk about the sensitivities around achieving potentially the high end of your guidance, $100mm. Is that really just driven based on commodity prices in spreads, or is there some flex in your guidance volumetrically or elsewhere that would allow you to achieve the high end of your guidance?

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

Well, Tom, I can start from a commercial perspective and I’ve kind of alluded to it earlier, we did see volumes kind of struggle especially in the Eagle Ford and a few other areas as we end – went through Q4 2020. However, we started to kind of see the light at the end of the tunnel and we started to see rigs start moving in throughout last year.

And as we’ve entered into 2021, there’s been some public statements made where producers have announced they’re going to increase their capital budget, not a lot, but some. And then we’ve had conversations with a bunch of producers that are now anticipating spending more than what they’ve even made public. Of course, we can’t share that. But anyway, there’s a lot of optimism because of what’s happening to the markets and the demand growing and the value of oil and gas increasing that we are very confident that drilling is going to pick up.

In addition to that, we are excited about our NGL projects. We have a lot of that in our budget. However, we are going to be able to squeeze out even more volume out of both our Marcus Hook facility and out of Nederland. So, we’re very optimistic on being able to really capitalize and maximize our ability to export around the world out of those significant terminals. So, we really see some upside there.

And then we’ve also, of course, seen some upside just over the last four, five days. We’ve seen some – the one thing that everybody is recognizing – I’ve already said and we all know on this call how important fossil fuels are for this country and this world, but what’s really important too is to be able to get the fossil fuels to the market. And if there’s one thing Energy Transfer does better than anybody, especially in Texas and really throughout the country, is to move molecules from the source to where they go.

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

And so, we’ve been able to benefit over the last four, five days of being one of the major providers of transportation across the state from both not only West Texas, but also from the Carthage area where it’s – it can be large volumes come in and out of those areas and we’re able to move those down to what we’ve really focused on, and that’s getting gas to the human needs customers.

So, a lot of the sales, both on purchases that we’re making and the others who are making on our system, and the sales that we’re making out of our storage facilities, we have one of the most significant storage facilities in the state just north of Houston, and we’ve been maximizing our withdrawals and capitalizing on very strong commodity prices because we already had all that gas in the ground ready to come out in this type of situation. And it’s really paid off even though our state as well as much of the nation is struggling, a lot of people don’t have electricity and gas. A lot of them do and it’s because of our ability to bring a lot of gas out of our storage facilities in other areas on our pipeline system and deliver them to all of these power plants that are generating this electricity.

Shneur Z. Gershuni
UBS Securities LLC	Q

That’s – thank you for the thorough answer there. And maybe as a follow-up question with respect to the Enable transaction, I recognize that most of the rating agencies today have basically opined kind of unchanged as to where it stands. You noted in your prepared remark and in the slide deck that it’s mostly leverage accretive. Just wondering on the margin if you can comment about what was the feedback from the agencies. Does the larger- sized Energy Transfer improve your standing with the agencies? Does the solution of the potential DAPL outcome help you at all; the fact that you’re going to have a higher regulated percentage of earnings? Just kind of curious on how the transaction was perceived even if we can see specifically a change announced today, but does it move the chains down the field at all; I’m just wondering if you can speculate about this.

Thomas E. Long
Co-Chief Executive Officer & Director	A

Yes. We did have very good conversations with all three. I think you touched upon the fact that all three have put out little reports on this. And I think it’s fair to say that it was slightly, slightly positive. I think the analogy you used kind of moving the chains down the field a little bit. Clearly, all the stuff that Mackie just covered of how excited we are about the additional opportunities we’re looking at. We were very conservative in how we really looked at this. We think that as we get in and bring more of the commercial teams over the fence, operation teams et cetera and move further into this then we’re going to be able to get back the agencies of possibly even improved type numbers. But right now we feel like the $100mm was right down the middle of the fairway and we’ll likewise be looking for more but the agencies, it was, I think, very good discussions with all three.

Christine Cho
Barclays Capital, Inc.	Q

Maybe if I could start off with the Enable deal. Would you say that the deal has more commercial synergies on the gas side or the NGL side from a financial perspective? And you noted fractionation and exports in the press release as an opportunity, but could there also be NGL takeaway and would there be – like what would be the timing? Would any of it be immediate or do you have to wait for third-party contracts to roll off?

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

Well, there’s certainly some confidentiality issues with statements we can make around contracts, of course and all that kind of stuff, but I’ll start with gas. There’s significant gas opportunities as we already talked about just with how their pipelines feed into our pipelines, both upstream and downstream where we can actually utilize plants up in the fourth basin more efficiently and the pipelines more efficiently; so a lot of upside around the natural gas side and the gas gathering side. As far as the NGL side, more the opportunities that we see are down the road a little bit as contracts roll off, but as they do we’ll be able to connect the dots, so to speak, to where we can move those barrels down into our significant Lone Star system where we have a 30-inch that runs out of Fort Worth Basin area all the way down to Mont Belvieu; so we’ll be able to bring significant volumes not only from the enabled cryos but also from other cryos. And so we really see the NGL side more of a big benefit several years down the road and then extending for many years after that whereas the natural gas to gas gathering, the processing and the natural gas side is more immediate benefits and synergies that we see.

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

Christine Cho
Barclays Capital, Inc.	Q

Okay. That’s great. And then actually if I can move on to DAPL. Does that status conference hearing need to happen in order for the district court to make a decision? I wasn’t sure if the two were independent of each other or not. And how does it work at the Army Corps? If they need to tell the court what their action is going to be, who necessarily decides it within the Army Corps? Is it the chief or is there someone else or is there some sort of committee? Any insight into that process would be helpful.

Thomas P. Mason
Executive Vice President, General Counsel and President-LNG	A

With respect to your first question, it’s unclear whether the two are dependent on each other. The judge could rule on the injunction motion without having the status conference. I think he probably wants to wait until that conference or after for various reasons, and so it’s just a little bit hard to predict, but I would say that there’s more likely he would wait until after that status conference or even some period after that. So he may not rule for a long time we still don’t know. On the second question, it’s unclear as to who’s making the decisions at the Army Corps. I think they’ve been very professional throughout the last five years of our dealings with them and they, if left alone from political interference, I think will continue to make good decisions as they proceed.

Michael Blum
Wells Fargo Securities LLC	Q

I hope everyone is doing well. Maybe just to stay on Dakota Access and the Army Corps; do you know if the Army Corps under the new administration is going to incorporate climate change analysis into the EIS? And if so is that factored into your timeline that you provided for when you think EIS gets completed?

Thomas P. Mason
Executive Vice President, General Counsel and President-LNG	A

This is Tom Mason again. We really don’t know. Obviously, the Biden administration has put out executive orders to talk about agencies evaluating climate change in the number of decision making. I don’t know if this will affect the EIS process at all. It’s too early to tell on that.

Michael Blum
Wells Fargo Securities LLC	Q

Okay. And then I just have a quick question on the Enable transaction. Are you contemplating possibly rationalizing any processing capacity in the Mid-Continent? It seems like there’s a lot of excess capacity there. And then sort of related to that perhaps with this transaction, do you see anything as non-core that you might look to monetize some assets?

Thomas E. Long
Co-Chief Executive Officer & Director	A

I’ll run with this; and Mackie, if you want to add something. As we went through this process we saw these assets actually as very complementary. So I can say that we have nothing identified as far as divestitures whether it be for – or even identified as non-core as we sit here right now.

Jean Ann Salisbury
Sanford C. Bernstein & Co. LLC	Q

Glad that you guys all have power. One on the Enable deal; is the Bakken crude gathering system already moving down DAPL or would those be new volumes for DAPL?

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

I don’t know – I’m not 100% sure all of that’s moving to us. I think the vast majority of it is but I’m not sure if 100% of it is.

Jean Ann Salisbury
Sanford C. Bernstein & Co. LLC	Q

Okay. That makes sense; and then just wanted to dig a little bit more about some of the major assumptions in the 2021 guide. So I guess most importantly are there any kind of numbers that you could give around what you’re expecting for US crude production growth or Permian crude production growth year-on-year to just kind of level set vs. other people’s guidance?

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

Ann, I’m sorry. The question is, what’s our projections for Permian crude growth?

Jean Ann Salisbury
Sanford C. Bernstein & Co. LLC	Q

Yeah; or US crude growth from 2020 to 2021 that drives your guidance.

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

Yeah. We’re pretty conservative when you look at kind of across the board on that. Right now, for example, the Permian crude is around 4mm barrels a day, 4.1 million-ish barrels a day, maybe a little more than that. We don’t expect it to get more than about 4.4mm barrels a day by the end of the year, but there’s a lot of good things happening. For example, if you look at – just a year ago, if you look at the floating crude around the world, there was about 90mm barrels. In July of last year, there was 230mm barrels and now we’re back down to about 90mm barrels. So as we keep saying earlier on this call, we’re very optimistic about the turnaround and in the market growth. So we do think that pricing will increase the production. As far as total US growth, I don’t have an estimate on that other than probably a summer type growth where it might be a 2% or 3% type number.

Jean Ann Salisbury
Sanford C. Bernstein & Co. LLC	Q

Okay. That makes sense. And then just a couple other assumptions on the 2021 guide. Is DAPL expansion in there?

Thomas E. Long
Co-Chief Executive Officer & Director	A

Yes. The DAPL is included. Absolutely.

Jean Ann Salisbury
Sanford C. Bernstein & Co. LLC	Q

Okay. Cool. And then, last DAPL expansion.

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

Yes.

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

Jean Ann Salisbury
Sanford C. Bernstein & Co. LLC	Q

Okay. Great. And then last one is, have you received all of the Bakken crude, MBC and flex payments from kind of earlier this year or did some of those go into 2021 guidance?

Thomas E. Long
Co-Chief Executive Officer & Director	A

No. None of those are rolled over. Yes, we’re good on all those in 2020.

Michael Lapides
Goldman Sachs & Co. LLC	Q

Hey guys; actually a couple of questions. First of all on crude spreads are obviously de minimis right now and a lot of different places, but just curious in the other businesses especially given what’s happened in gas over the last four or five days, where do you see dramatic changes relative to what you realized in 2020 in terms of optimization revenues whether up or down?

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

Well this is Mackie again. As I mentioned earlier, because of the nature of our assets and how we operate them and where they’re located, especially our storage facilities, we feel very fortunate to be able to have gas in storage at a time when it’s needed in a big way and be able to come out at whatever the market prices are at that time. And fortunately from that standpoint, prices are really strong. They’re kind of at historical levels especially as you get up into Oklahoma. We’ve heard prices over $1,200 an Mcf up there, but anyway in Texas alone, our assets are doing exceptionally well. It’s a tough time. We hate what’s going on around the country and the state but we’re doing everything we possibly can to pull gas out of storage and deliver it to power plants and to the LDCs and also to find gas at Waha and Carthage and bring as much as we can in of Tiger and other pipelines to feed our need here in the state because we’re real short gas because so much gas is shut in from the producers especially out in West Texas. So from a financial standpoint, we’re doing pretty well because of the nature of our assets where they sit and how we’re able to perform in this type of situation.

Michael Lapides
Goldman Sachs & Co. LLC	Q

Got it. And then you talked and you put out the release last week about kind of the increased attention on kind of alternative energy or renewable energy related. And I can understand pretty quickly what your competitive advantage or how you would utilize existing assets for things like renewable diesel or renewable natural gas? What is your competitive advantage to do more traditional renewables like wind or solar; like what do you bring to the table necessarily that other potential developers of that can’t bring themselves?

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

Yeah. So on the first part of your question, I guess the point you’re making is with our interstate and intrastate systems, we are able to move renewables because, yeah okay because we have LDCs that are asking for it today are in interstates; but not a lot. I mean on wind, we’re struggling with wind quite honestly. It’s hard for us to figure out how to make that work and we’re not going do anything that doesn’t make good economic sense for our unitholders. Solar is different. If we can go out and acquire solar in areas where there’s a lot of sunshine like out in West Texas and also in other parts of Texas, we’ll certainly do that because when we’re doing it, we’re a large consumer of electricity throughout the country but especially in Texas. And when you can build in a solar price, very inexpensive supply of electricity, it just makes sense.

So that’s really our fit. I don’t know if we’ll ever get involved as far as investing in a solar project because the returns are so – they’re so much less than what we can achieve with other opportunities we have, but we certainly will support solar projects that will provide us with 10 years, 15 years of what we believe to be very inexpensive power.

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

Keith Stanley
Wolfe Research LLC	Q

First, just wanted to confirm there’s no lockup period or anything on the units CenterPoint and OGE will receive in the transaction?

Thomas E. Long
Co-Chief Executive Officer & Director	A

That is correct, Keith.

Keith Stanley
Wolfe Research LLC	Q

Okay. Great. And the 2021 guidance, so you referenced the lower crude spreads and contract expirations as a driver for the year, do you expect that to continue to be a driver in 2022 and beyond or are we most of the way there now on Permian crude margins kind of resetting to market conditions?

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

Yeah. I think where the spreads have kind of fallen to now it’s about as low as they can go. As we’ve mentioned on prior calls and conversations, we’re doing a lot to figure out a way to make as much of the value stream as we can all the way from the wellheads out in New Mexico, in West Texas all the way to the refineries up in the Mid- Continent by utilizing our Permian Express assets in our Mid-Valley assets. So we are believing that we’re kind of at the bottom as far as the spreads go, but we also are continuing to work with others to evaluate things that we could possibly do together and we’re looking at converting some of our assets, our crude assets to other uses that would be more profitable and more efficient for our company, but yeah, we’ve kind of seen it get about as bad as they can get and you’re down to not much spread to move across the state but we’re doing everything we can to take advantage of that.

In fact we kind of got a new team that’s heading that up. It’s running our crude group. And very pleased on just the early results just this year where we’ve increased our cross-haul fairly significantly from where we kind of ended up in Q4 next year. So there’s a lot of crude companies out there battling for the crude that is available out in the Permian Basin. We’re probably a 1mm barrels and 1.5mm barrels less out there than where we thought we’d be a year and a half ago and there’s more capacity. Of course significantly more than it was a year and a half ago. So we’re all scrambling for less barrels but there’s no company that can take the barrels so many different places like we can; so we feel like we’ve got to get advantage and we’re going to take advantage of that.

Keith Stanley
Wolfe Research LLC	Q

Thanks for that color. If I could sneak in one other quick one, and appreciate the commentary on the company doing pretty well through this unfortunate event in Texas; on the electricity side just a curious question, do you typically buy power in Texas at spot market rates or are you more on fixed rate type contracts for your electricity needs?

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

It’s a variety. In fact, fortunately we have quite a bit of our megawatts hedged which has been extremely fortunate today during the last four or five days, and then we have a variety of different ways. We do buy a lot on a day-to- day basis and we do have some packages bought for different terms. So it’s kind of a myriad of different ways we buy it.

Pearce Hammond
Piper Sandler & Co.	Q

Investor sentiment, specifically E&P investors, it’s kind of moved away from the SCOOP/STACK play in Oklahoma and toward the Permian over the past few years. And so as it pertains to the Enable acquisition, what gets you comfortable with the SCOOP/STACK assets and continued producer activity on those assets over the longer term? Or essentially, what do you think investors not fully understand or appreciate about the Enable assets? Thank you.

Energy Transfer LP (ET)
Q4 2020 Earnings Call – Acquisition of Enable Midstream Partners, LP by	Formatted Report
Energy Transfer LP Call	17-Feb-2021

Marshall S. McCrea
Co-Chief Executive Officer & Director	A

I think the bottom line the way we look at it is the reserves are there. So if we see something like what happened during the pandemic and the whole country is hit, certainly that will slow down a lot quicker than, say, the Permian Basin, but as we see commodity prices recover and especially the levels that we have now where we see natural gas prices not going just higher the rest of this year because of what’s happened and the kind of reality of the demand for natural gas, but there’s going to be growing demand for natural gas around the world. I mean, it’s the cleanest, best way to fuel enormous amounts of electricity and it’s just going to be something that we are very optimistic and are big believers it’s going to be a big growth area for the world including the US of course and the reserves are there. I mean, the reserves are in the SCOOP and the STACK. They’re in the Arkoma Basin. They’re over by the Panhandle. And as long as commodity prices stay up at reasonable levels, we think that’s an area where rigs will move back in and grow production for many years to come. It doesn’t take a lot of rigs. I’m sure Enable has said this and we’ll say it. It doesn’t take a lot of rigs on their system to provide volume growth for their system. So if we get back any kind of – type of normality where we were a year and a half ago, we’re going to see tremendous growth through those assets. So we’re very excited about owning these in the future because of the need for natural gas and oil, in our opinion, for many years to come.

Thomas E. Long
Co-Chief Executive Officer & Director

CONCLUDING COMMENTS

•	I’ll go ahead for those that are still on and if we’re still connected

•	Thank all of you for your support

•	We thank you for joining us today and we clearly look forward to talking to you about a lot of the exciting stuff that we have happening

o	And of course we’ll continue to file our S-4 just as soon as possible and have more information to be able to share with you

Cautionary Statement Regarding Forward-Looking Statements

This transcript includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ET and Enable cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and stockholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by ET and Enable with the U.S. Securities Exchange Commission (the “SEC”), which are available to the public. ET and Enable undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, ET will file a registration statement on Form S-4, including a consent statement/prospectus of ET and Enable, with the SEC. INVESTORS AND SECURITY HOLDERS OF ET AND ENABLE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Investors and security holders may obtain a free copy of the consent statement/prospectus (when available) and other relevant documents filed by ET and Enable with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the consent statement/prospectus and other relevant documents (when available) from www.energytransfer.com under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Solicitation

ET, Enable and their respective directors and executive officers may be deemed to be participants in the solicitation of consents in connection with the proposed Mergers. Information regarding the directors and executive officers of ET is contained in ET’s Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 21, 2020. Information regarding the directors and executive officers of Enable is contained in Enable’s Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Additional information regarding the interests of participants in the solicitation of consents in connection with the proposed merger will be included in the consent statement/prospectus.